Exhibit 99.1

Jianpu Receives NYSE’s Grant of Extension Regarding Delayed Form 20-F Filing

BEIJING, January 5, 2021 — Jianpu Technology Inc. (“Jianpu” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced that it received a notice from NYSE Regulation indicating that NYSE’s Listings Operations Committee agreed to provide the Company with an additional trading period through July 1, 2021, subject to reassessment on an ongoing basis, to complete and file the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”) with the Securities and Exchange Commission (the “SEC”) and any subsequent delayed filings pursuant to the NYSE’s late filer rules outlined in Section 802.01E of the NYSE Listed Company Manual.

Jianpu has been in ongoing cooperation and correspondence with the NYSE on the late filer issue. NYSE Regulation notified Jianpu that the NYSE will closely monitor the Company’s progress with interim milestones. Failure to achieve these interim milestones could result in accelerated trading suspension prior to the end of the July 1, 2021 trading period. In addition, in the event that the Company does not complete the filing of the 2019 Form 20-F and any subsequent delayed filings with the SEC by the end of the maximum 12-month cure period on July 1, 2021, the NYSE will move forward with the initiation of suspension and delisting procedures.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user's particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goal and strategies; the Company's future business development, financial condition and results of operations; the Company's expectations regarding demand for, and market acceptance of, its solutions and services; the Company's expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068
E-mail: IR@rong360.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: jianpu@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: jianpu@tpg-ir.com